SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

NOTICE TO SHAREHOLDERS

São Paulo, March 30, 2005 – Companhia de Bebidas das Américas – AmBev received the following notice from its shareholder Capital Research and Management Company.

“In accordance with the main section of article 12, caput, of CVM Ruling No. 358 of January 3, 2002, Capital Research and Management Company, a company organized and existing under the laws of the United States of America, with its principal place of business at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CRMC”), in its capacity as holding company for investment management companies abroad, hereby advises that it acquired, on behalf of its clients and through certain deals on stock exchange, 388,350,000 preferred registered shares (“PN Shares”) issued by Companhia de Bebidas das Américas - AMBEV (“Company”). CRMC already held 1,502,405,000 PN Shares issued by the Company and, as a consequence of the aforementioned acquisition, its ownership interest in the Company now totals of 1,890,755,000 PN Shares, corresponding to 5.77% of the PN Shares issued by the Company. In addition to the Company’s equity interest referred to above, Capital Group International, Inc., a company in the same economic group as CRMC, and also in its capacity as manager of an investment company abroad, holds 1,385,441,200 PN Shares, representing 4.23% of the Company's PN Shares. This is a minority investment that entails no change in the Company’s control or management structure. Currently, there is no number of Company shares envisioned by CRMC. In addition, there are no convertible debentures already held, directly or indirectly, by CRMC or related person, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which CRMC or any related person is a party.

São Paulo, March 4, 2005.

CAPITAL RESEARCH AND MANAGEMENT COMPANY”

AmBev is not responsible for the accuracy of the information provided.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.